SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)

                     Moneygram Payment Systems, Inc.
                        (Name of Issuer)

                  Common Stock, $.01 par value
                   (Title of class of securities)

                           608910-10-5
                         (CUSIP Number)

                      Peter A. Nussbaum, Esq.
                     Schulte Roth & Zabel LLP
                         900 Third Avenue
                    New York, New York  10022
                         (212) 756-2000
   (Name, address and telephone number of person authorized to receive notices and communications)

                        January 7, 1998
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 608910-10-5                             Page 2 of 9 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            2,003,558

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          2,003,558
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    2,003,558

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    12.05%

     14        TYPE OF REPORTING PERSON*
                    PN

                           SCHEDULE 13D

CUSIP No. 608910-10-5                                 Page 3 of 9 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners II, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            22,842

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          22,842
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    22,842

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     .14%

     14        TYPE OF REPORTING PERSON*
                    PN

                           SCHEDULE 13D

CUSIP No. 608910-10-5                                 Page 4 of 9 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham International Advisors, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            167,900

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          167,900
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     167,900

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     1.01%

     14        TYPE OF REPORTING PERSON*
                    OO;IA

                                                           Page 5 of 9 Pages


This Amendment No. 1 amends and supplements the Statement on Schedule 13D (the "Statement") relating to the Common Stock, $.01 par value ("Common Stock"), of Moneygram Payment Systems, Inc., a Delaware corporation (the "Company")previously filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), and Gotham Partners II, L.P., a New York limited partnership ("Gotham II"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Statement.

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement.

Item 2 is hereby amended and restated in its entirety as follows.

Item 2. Identity and Background

This Statement is being filed by Gotham Partners, L.P., a New York limited partnership ("Gotham"), with respect to shares of Common Stock owned by it, Gotham Partners II, L.P., a New York limited partnership ("Gotham II"), with respect to shares of Common Stock owned by it, and Gotham International Advisors, L.L.C., a Delaware limited liability company ("Gotham Advisors", and together with Gotham and Gotham II, the "Reporting Persons"), with respect to shares of Common Stock owned by Gotham Partners International, Ltd. ("Gotham International"), a Cayman exempted company.

Each of Gotham and Gotham II was formed to engage in the buying and selling of securities for investment for its own account. Gotham Advisors was formed for the purpose of providing a full range of investment advisory services, including acting as the investment manager of one or more investment funds or other similar entities, including Gotham International.

Section H Partners, L.P., a New York limited partnership ("Section H"), is the sole general partner of Gotham and Gotham II. Karenina Corp., a New York corporation ("Karenina"), and DPB Corp., a New York corporation ("DPB"), are the sole general partners of Section H. Karenina is wholly owned by Mr. William A. Ackman. DPB is wholly owned by Mr. David P. Berkowitz. Pursuant to an investment management agreement (the "Investment Management Agreement"), Gotham Advisors has the power to vote and dispose of the shares of Common Stock held for the account Gotham International and, accordingly, may be deemed the "beneficial owner" of such shares. Messrs. Ackman and Berkowitz are the Senior Managing Members of Gotham Advisors.

Messrs. Ackman and Berkowitz are citizens of the United States of America, and the principal occupation of each of them is managing the affairs of (i) Karenina and DPB, respectively, and through such entities the affairs of Section H, Gotham and Gotham II and (ii) Gotham Advisors, and through such entity the affairs of Gotham International. The business address of each of Gotham, Gotham II, Gotham Advisors, Section H, Karenina, DPB and Messrs. Ackman and Berkowitz is 110 East 42nd Street, 18th floor, New York, New York 10017. The business address of Gotham International is c/o Goldman Sachs (Cayman) Trust, Limited, Harbour Centre, 2nd floor, P.O. Box 896, George Town, Grand Cayman, Cayman Islands, British West Indies.

During the last five years, none of Gotham, Gotham II, Gotham Advisors, Gotham International, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

									Page 6 of 9 Pages

Item 3 is hereby amended and restated in its entirety as follows.

Item 3. Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the Common Stock purchased by Gotham, Gotham II, and Gotham International and reported in this Amendment No. 1 was $1,174,717, $12,345, and $1,784,927, respectively. All of the funds required for these purchases were obtained from the general funds of Gotham, Gotham II, and Gotham International, respectively.

Item 5 is hereby amended and restated in its entirety as follows.

Item 5. Interest in Securities of the Issuer

     (a)	Gotham owns 2,003,558 shares of Common Stock as of the date of this Amendment, representing an aggregate of approximately 12.05% of the outstanding Common Stock of the Company. Gotham II owns 22,842 shares of Common Stock as of the date of this Amendment, representing an aggregate of approximately .14% of the outstanding Common Stock of the Company.
Gotham International owns 167,900 shares of Common Stock as of the date of this Amendment, representing an aggregate of approximately 1.01% of the outstanding Common Stock of the Company. The percentages in this paragraph are calculated based upon 16,625,000 outstanding shares of Common Stock of the Company, as of November 1, 1997, as reported in the Company's Form 10-Q for the quarter ended September 30, 1997. None of Gotham Advisors, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz beneficially own any Common Stock (other than the Common Stock beneficially owned by Gotham, Gotham II, and Gotham International).

     (b) Pursuant to the Investment Management Agreement, Gotham Advisors currently has the power to vote and to dispose of all of the Common Stock beneficially owned by Gotham International.

     (c) The tables below set forth information with respect to all purchases and sales of Common Stock by Gotham, Gotham II, and Gotham International during the past 60 days. In each case, the transactions were effected through open-market purchases.

   Page 7 of 9 Pages

Gotham

Date         Shares of Common         Price per Share
             Stock Purchased

11/14/97		96,486			 12.175


Gotham II

11/14/97		 1,014			 12.175

Gotham International

01/06/98		50,000			10.935
01/07/98		19,400			10.935
01/09/98		43,500			10.3934
01/09/98		55,000			10.435



     Except as described above, none of Gotham, Gotham II, Gotham
International, Gotham Advisors, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz has effected any transactions in the securities of the Company during the past sixty days.

(d) and (e).  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None of Gotham, Gotham II, Gotham International, Gotham Advisors, Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profit or losses or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

     The following exhibit is being filed with this Schedule:

Exhibit 1 A written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

                                                       Page 8 of 9 Pages


                       *            *            *
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

January 12, 1998

                    GOTHAM PARTNERS, L.P.

                    By:   Section H Partners, L.P.
                          its general partner


                          By: DPB CORPORATION,
                              a general partner of Section H Partners, L.P.


                          By: /s/ David P. Berkowitz
                              David P. Berkowitz
                              President

                    GOTHAM PARTNERS II, L.P.

                    By:   Section H Partners, L.P.
                          its general partner


                          By: DPB CORPORATION,
                              a general partner of Section H Partners, L.P.


By: /s/ David P. Berkowitz
                              David P. Berkowitz
                              President

  GOTHAM INTERNATIONAL ADVISORS, L.L.C.


By: /s/ David P. Berkowitz
                              David P. Berkowitz
                              Senior Managing Member